UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under The Securities Exchange Act of 1934

For the month of March 2005

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Commission File Number 000-29336

ATNA RESOURCES LTD.

510 - 510 Burrard Street, Vancouver, B.C. Canada V6C 3A8

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): ___________________________

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Exhibit Number	Documents

EX-1	News release dated March 21, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATNA RESOURCES LTD.

(Registrant)

By /s/ Bonnie Whelan

Bonnie Whelan

Corporate Secretary

Date: March 22, 2005